Mail Stop 4-6


								April 20, 2005



Francis F. Lee
President and Chief Executive Officer
2381 Bering Drive
San Jose, CA  95131

	Re:    	Synaptics, Inc.
		Amendment No. 1 to Registration Statement on Form S-3
		Filed on March 31, 2005
		File No. 333-122348

Dear Mr. Lee:

We have reviewed your responses and have the following comments.
1. We are in receipt of your request for confidential treatment of
Exhibit 10.22 filed in a Form 8-K on April 1, 2005.  We will provide
comments on the confidential treatment request, if any, in a separate
letter.  Please note that the confidential treatment request must be
processed before effectiveness of the registration statement.
2. See prior comment 4.  We note your revision to footnote 6 to the
selling securityholder table indicating that Bear, Stearns & Co.
and
KBC Financial Products USA "may be deemed to be, under the interpretations of the Securities and Exchange Commission," underwriters. Please revise to state unambiguously here and in the plan of distribution on page 77 that these broker-dealer selling shareholders are underwriters.
3. See prior comment 7.  Please revise to incorporate the Item
1.01
Form 8-K filed April 1, 2005 and any other periodic reports "filed" prior to effectiveness.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


      Any questions should be directed to Maryse Mills-Apenteng at
(202) 942-1861.  In her absence please contact the undersigned at
(202) 942-1800.


								Sincerely,



								Barbara C. Jacobs
      			Assistant Director

cc:  	Via facsimile:  602-445-8603
	Brian Blaney, Esq.
	Greenberg Traurig, LLP


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Synaptics, Inc.
April 20, 2005
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